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	April 19, 2013	BRUSSELS
FRANKFURT
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MUNICH
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Via EDGAR and Hand Delivery		SÃO PAULO
Correspondence Relating to Registration Statement		SHANGHAI
Ms Mara L. Ransom		SINGAPORE
Assistant Director		SYDNEY
Securities and Exchange Commission		TOKYO
Division of Corporation Finance		TORONTO
100 F. Street, N.E.		VIENNA
Washington, D.C. 20549-3561

Re:	QIWI plc
Registration Statement on Form F-1 filed on March 27, 2013.
File No. 333-187579

Dear Ms. Ransom:

On behalf of our client, QIWI plc (the “Company” or “QIWI” ), we hereby provide responses to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 18, 2013 (the “Comment Letter”), with respect to the Company’s letter to the Commission, dated April 18, 2013, in connection with its Registration Statement on Form F-1, File No. 333-187579, filed with the Commission on March 27, 2013 (the “F-1 Registration Statement”).

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraph in the Comment Letter and is restated in italics prior to the response to such comment. The Company also revised the disclosure to be included in its Recent Developments section and has provided a marked version in Exhibit A.

Capitalized terms used and not defined herein have the meanings given to them in the F-1 Registration Statement.

Exhibit A

1.	We note that the sum of segment profit from operations, interest income and interest expense does not equal the amount of segment profit before tax as set forth in the tables of segment profit before tax in Note 9 to your financial statements. Please revise or advise.

QIWI plc

Response Letter to SEC Comments

April 19, 2013

Response:

The Company respectfully advises the Staff that the sum of segment profit from operations, interest income and interest expense as set forth in the tables included in note 9 of its financial statements are not intended to total segment profit before tax. The Company added interest income and interest expense in response to a comment it received from the Commission on December 3, 2012 to comply with the requirement to disclose interest income and interest expense in accordance with IFRS 8. Other reconciling items are not required to be disclosed under IFRS 8 and can be seen in the consolidated statement of comprehensive income.

2.	We note your response to comment 2 in our letter dated April 17, 2013. We continue to believe that additional disclosure is necessary to place the preliminary first quarter results in context, and to balance the presentation of this information. In this regard, it appears that you should be able to estimate ranges of direct segment costs, depreciation and amortization and interest income (expense) included in segment profit before tax. Please revise your disclosure to include such estimates. Also, please disclose that segment profit before tax excludes gain on bargain purchase, gains on losses from disposal of subsidiaries, change in fair value of derivative financial assets, other income and expenses and foreign exchange loss, net, amortization of fair value adjustments, corporate costs allocated to discontinued operations, the effect of software development costs, as well as income taxes and income and losses of discontinued operations, and that these items may have a material impact on net profit, and disclose the aggregate impact of these items for the past three years.

Response:

In response to the Staff’s comment, the Company has revised its proposed disclosure in the Recent Developments section as marked in Exhibit A. The Company respectfully advises the Staff that it has not included estimated ranges for interest income (expense) as the Company believes such amounts to be immaterial.

*        *        *

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action in respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any questions or comments, please contact me on +44 207 519 7026 or Pranav.Trivedi@skadden.com, or Michael Zeidel on +1 212 735 3259 or Michael.Zeidel@skadden.com.

Sincerely,

/s/ Pranav Trivedi

Pranav Trivedi
Partner

cc.	Securities and Exchange Commission, Division of Corporation Finance

QIWI plc

Response Letter to SEC Comments

April 19, 2013

Yolanda Guobadia

Bill Thomson

Lisa Kohl

Dietrich King

QIWI plc

Sergey Solonin

Alexander Karavaev

QIWI plc

Response Letter to SEC Comments

April 19, 2013

Exhibit A

Preliminary First Quarter Results

Although our consolidated financial statements for the three months ended March 31, 2013 are not yet available, we believe that the preliminary operating segment data presented below provides an understanding of the trends that we experienced during this quarter. The following expectations regarding our results for this period are solely management estimates based on currently available information. The payment volume information presented below is not final because we are still in the process of verifying our internally collected data through the review of transaction data from third parties, including from agents, merchants and banks. The financial information relating to segment net revenue and segment profit before tax presented below is not final because we are still in the process of closing our accounts. As a result, we are unable to determine what the effect of certain financial data will be, including various items subject to management judgment, including, for instance, the impact of impairment testing of investments in associates and allowance for doubtful accounts. Our independent registered public accounting firm has not audited, reviewed or performed any procedures with respect to these preliminary financial data and, accordingly, does not express an opinion or any other form of assurance with respect to these data.

We only disclose herein ranges for our preliminary operating segment results. Certain information that will appear in our financial statements for the three months ended March 31, 2013, including our revenue, cost of revenue, profit from operations and net profit, is not presented herein and is necessary for readers to gain a more comprehensive understanding of our financial position and results of operations for the three months ended March 31, 2013. As a result, readers should not place undue weight on the preliminary operating segment data presented below.

Based on preliminary operating segment results for the first quarter that have been reviewed by management, we expect that for the three months ended March 31, 2013:

•	payment volume in Qiwi Distribution will be between RUB 116 billion and RUB 117.5 billion;

•	payment volume in Qiwi Wallet will be between RUB 53 billion and RUB 54 billion;

•	direct segment costs will be between RUB 1,230 million and RUB 1,300 million;

•	segment net revenue will be between RUB 1,220 million and RUB 1,290 million;

•	depreciation and amortization will be between RUB 18 million and RUB 21 million;

•	segment profit before tax will be between RUB 430 million and RUB 620 million.

Although we are unable at this time to provide any additional estimates with respect to our financial position, we have not identified any unusual or unique events or trends that occurred during the three months ended March 31, 2013 which might materially affect our results of operations.

QIWI plc

Response Letter to SEC Comments

April 19, 2013

Payment volume

We expect payment volume in Qiwi Distribution for the three months ended March 31, 2013 will be between RUB 116 billion and RUB 117.5 billion, an increase of between 13% and 14% from RUB 103 billion for the three months ended March 31, 2012. We expect payment volumes in Qiwi Wallet of between RUB 53 billion and RUB 54 billion, an increase of between 104% and 108% from RUB 26 billion for the three months ended March 31, 2013. The increase in payment volumes in Qiwi Wallet resulted from two major factors, the effects of which on Qiwi Wallet volume were approximately equal: the continued increase in the number of active users and the increase in the average volume per Qiwi Wallet account. The increase in payment volume in Qiwi Distribution was primarily driven by an increase in Visa Qiwi Wallet users reloading their wallets through the Qiwi Distribution network.

Segment net revenue

We expect our segment net revenue for the three months ended March 31, 2013 will be between RUB 1,220 million and RUB 1,290 million, an increase of between 44% and 52% from our segment net revenue of RUB 847 million for the three months ended March 31, 2012. This increase was primarily due to an increase in payment volume and an increase in value added services in Qiwi Distribution.

Segment net revenue is the total net revenue of our reportable segments and is presented for historical periods in note 9 of our financial statements included elsewhere in this prospectus. Segment net revenue differs from adjusted net revenue as presented in this prospectus as it is derived from subtracting direct segment costs form segment revenue and reflects immaterial differences related to the timing of expense recognition. Please refer to note 9 of our financial statements and “Selected Consolidated Financial and Other Data—Non-IFRS Financial Measures—Adjusted Net Revenue.”

Segment profit before tax

We expect our segment profit before tax for the three months ended March 31, 2013 will be between RUB 430 million and RUB 620 million, an increase of 93% to 174% from our segment profit before tax of RUB 223 million for the three months ended March 31, 2012. This increase was primarily due to the continuing impact of scale on our operations as the growth of our segment net revenue continued to outpace the growth of our expenses.

Segment profit before tax is the total profit before tax of our reportable segments and is presented in note 9 to our financial statements included elsewhere in this prospectus. Segment profit before tax differs from adjusted net profit as presented in this prospectus as it does not reflect, among other things, income taxes and effects of software development cost not capitalized in segment presentation, and reflects immaterial differences related to the timing of expense recognition, gain on bargain purchase, and gains on disposals. Segment profit before tax differs from net income as it excludes income tax, amortization of fair value adjustments to intangible assets recorded on acquisitions and related impairments, corporate costs allocated to discontinued international operations, the effects of software development cost not capitalized in segment presentation, offering expenses, share-based payments, gain / (loss) on loans issued at rates different than market rates, and other immaterial items. The aggregate results of the above listed items may have a material impact on the difference between segment profit before tax and net income. For the years ended December 31, 2010, 2011 and 2012, the aggregate difference between segment profit before tax and consolidated net income was RUB 255 million, RUB 628 million, and RUB 897 million, respectively. Please refer to note 9 of our financial statements and “Selected Consolidated Financial and Other Data—Non-IFRS Financial Measures—Adjusted Net Profit.”

QIWI plc

Response Letter to SEC Comments

April 19, 2013

The foregoing preliminary first quarter results constitute forward looking statements and our actual results may differ from these expectations. Our estimates of payment volumes, segment net revenue and segment profit before tax for the three months ended March 31, 2013 are subject to completion of our interim financial statements for this period and may change as a result of, among other things, closing adjustments, finalization of fair value estimates and impairment tests or continuing monitoring of the event after the balance sheet date. Please refer to the section entitled “Special Note Regarding Forward-Looking Statements” in this prospectus for additional information.